SUBMIT RAISE



Ancient Essentials

# Not all CBD products are created equal!

Our hemp is 100% greenhouse grown!

Winterville, NC

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$100,000 Maximum
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## Pitch

**CBD Market Could Reach $20 Billion By 2024**

Be a part of it!

https://www.forbes.com/sites/irisdorbian/2019/05/20/cbd-market-could-reach-20-billion-by-2024-says-new-study/#c54245c49d05

The CBD and Hemp industries are exploding, but NOT ALL CBD PRODUCTS ARE CREATED EQUAL.

At Ancient Essentials, we are doing something that no one else in the US is doing. Our supplier grows 100% of our hemp in greenhouses and plant it in their own organic potting soil. This allows them to grow some of the purest hemp and subsequently craft the most effective CBD products on the market.

Our supplier Carolina Greenhouses and Carolina Hemp has an amazing team that consists of expert scientists and agriculturalists with over 30 years of experience cultivating crops in greenhouses. Our products are physician endorsed and were developed in coordination with Dr. Holly Parker, a family physician in Wilson, NC.

Carolina Hemp has their own extracting facility that continues to follow our strict quality guidelines. We control the production process from the beginning to the end. Having partnered with one of the best hemp growers and suppliers in the market ensures that we can offer superior CBD products to our clients.

We are committed to the highest standards and the best quality available. This commitment is also reflected in our target customers: independent pharmacies, chiropractors and top-level health food stores. You won't find us in convenient stores or vape shops.

In 2 to 3 months we will be USDA certified organic.

More and more people are looking toward natural remedies to help them treat their illnesses.

CBD is quickly becoming a widely used alternative treatment method. It is non addicting and you cannot overdose on it, and all the while it affords patients amazing results.

It is on the cutting edge of treatments for many ailments such as sleep disorders, PTSD, anxiety, epilepsy, arthritis and even some types of cancer.

By investing in Ancient Essentials, you are joining in on and helping to promote a new frontier for health and well-being.

Welcome to the future!

### Key Facts

We are one of the only companies in the country growing 100% of our hemp in greenhouses, and our parent company has been making greenhouses and growing crops in them for 35 years.

We are a niche brand with a slow and steady course for growth. We have a solid and stable future ahead of us.

We are a small company with low overhead so we are not overexposed to the current market volatility like some of the very large CBD companies.

We have come in at a good time in the development of the industry. According to industry experts it is expected to

### Community Impact

🍎 Food and Agriculture

🌿 Green Living

♻ Sustainability

✚ Health & Human Services

triple in the next 3 years .

The CBD industry is booming and there is a whole undiscovered world of uses for the product.

Expand all sections ⌄

#  Opportunity

Normal ⬧   B  I  U  S   A  🖉   ☰ ☰ ☰   🔗 🖼   Raw  ↻ ↺   Div  🖫

**How we got started**

We are a family run company and have gotten involved in this industry due to personal experiences with CBD. My daughter was diagnosed with an autoimmune disorder called PANDAS in April of 2019. CBD was included in her treatment and was a huge contributing factor to her recovery. It has also helped with my arthritis and there is evidence that it can be incredibly helpful with anxiety and sleep disorders. We decided that we wanted to start a business selling products that have been so helpful to our family.

Our goal is to bring to other families, pets included, the health benefits and wellness solutions that we have had from our CBD oil. We feel confident that our products will provide our customers with improved health and well-being, better sleep, less anxiety, reduced inflammation and less pain, just as it has for our family.

https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont- 2018082414476

**Who we are and what we do**

**NOT ALL CBD PRODUCTS ARE CREATED EQUAL!** Did you know that they planted hemp at Chernobyl to detoxify the soil? They used hemp because it is so good at absorbing everything in its soil and its environment, so it is paramount that hemp is grown under highly controlled conditions.

https://www.cannvas.me/Articles/Science-and-Tech/Chernobyl-and-the-power-of-the-hemp-plant

At Ancient Essentials we are one of the few CBD companies in the United States whose supplier, Carolina Greenhouses and Carolina Hemp, grows 100% of its hemp in greenhouses using their own organic peat rich potting soil that they have been making for over 30 years. What does this mean? It means that our hemp is grown in the most pristine conditions of any hemp out there. The plants we use are completely toxin free, pesticide free and are not exposed to contaminants that could be carried through the air or in the soil. One of those contaminants is glyphosate. In 2007 the US Geological Survey found that 77% of the rain they analyzed in Mississippi contained glyphosate. Our hemp is not only protected from the air but also the rain.

https://archive.usgs.gov/archive/sites/www.usgs.gov/newsroom/article.asp-ID=2909.html

Another important attribute of the greenhouse is the ability to control the amount of light that the hemp plant receives at different stages of growth. Hemp needs 18 hours of light and 6 hours of darkness during the vegetative stage and 12 hours of light and 12 hours of darkness during the flowering stage. In our greenhouses, we give the hemp plant the exact environment it needs to be the healthiest and richest. Using the highest quality raw materials, Carolina Hemp hemp plants and creates the highest quality end product, our CBD oils and topicals.

 



Our mission to use the highest quality hemp and produce the best CBD products on the market doesn't stop here. We take it one step further! The reproduction of the hemp plants is done by cloning. Only the healthiest plants are cloned, and this work is done by hand. Only female clones are used as this ensures the best quality hemp with the lowest level of THC. Every effort is made in every step of the growth process to ensure we are making our

CBD products from the best hemp available on the market.







Ancient Essentials also has the best tasting CBD tinctures on the market. We use organic flavorings of vanilla, wildberry and peppermint to make our tinctures pleasing to the taste so our clients can keep the oil under their tongues for the full 2 minutes. This adds to the efficacy of the product.







ANCIENT ESSENTIALS
1500mg
Full Spectrum CBD Oil
Organic & Non-GMO
PEPPERMINT
CRAFTED IN U.S.A.
ANCIENT ESSENTIALS
300mg
10 mg/ml
Full Spectrum CBD Oil
Organic & Non-GMO
VANILLA
CRAFTED IN U.S.A.
ANCIENT ESSENTIALS
750mg
25 mg/ml
Full Spectrum CBD Oil
Organic & Non-GMO
WILDBERRY
CRAFTED IN U.S.A.
Dietary Supplement

**These are some testimonials:**

"I have experienced chronic neck, shoulder, and arm pain for some time; however, after about six weeks of using Ancient Essentials Full Spectrum CBD Oil, I noticed that the pain was completely gone! Not only that, but I have also been waking up in the mornings feeling especially rested. I definitely notice a difference in the quality of my sleep when I forget to take my CBD oil at bedtime. Sleepless nights are not an option for this mom of five! I am so thankful for Ancient Essentials and the quality products they provide"!
*-Sarah W. Wilmington, NC*

"Having suffered from general anxiety for the majority of my life, I have tried just about every conventional medicine that a Doctor had to offer. The "conventional" medicine either caused unbearable side effects, or simply didn't work. I started a few years ago with a CBD oil that was highly recommended to me by others, but I did not see any improvement, and the taste was almost unbearable. When I first learned about Ancient Essentials, I was extremely curious. The fact that it is grown in controlled conditions in a greenhouse was very appealing. Then I tried it...wow! It has taken my anxiety down to a never before seen level and...it tastes amazing! I would strongly encourage anyone with anxiety, sleep issues, etc...to try Ancient Essentials. It has been a life saver for me"!
*-Sarah H. Charlotte, NC*

"Joanna's story
Years ago, a debilitating illness left me with severe nerve damage in my hip and leg, chronic back pain, acute restless-leg syndrome, and Insomnia. My baseline-of-health was going to be a challenge for the rest of my life. The condition also worsened my pre-existing sensitivity to pain meds. Although my gratitude for living through that experience motivated me to press on through the pain for years, the pain recently began to erode my quality of life. I

became desperate for solutions! I had tried CBD oil intermittently since it came on the market, but I hadn't experienced the relief I had hoped. I noted that I had better results from products grown and manufactured here in North Carolina, so I was thrilled to discover Ancient Essentials. I noticed an immediate improvement! The Full Spectrum Vanilla is the best I've ever tasted! At the end of the month, it was apparent that I was better off than I was when I started! I was sleeping better, and my pain had lessened. The next month I stepped up to the 3000 mg Full Spectrum CBD Oil and knew right away I had found my zen product and the perfect strength. Today, the difference in my pain is dramatic! I am sleeping through the night for the first time in 15 years! I have less inflammation in my hands and legs, and back pain gets better daily as I continue to take it. My morning dose helps me be bright and focused; the evening one, relaxed and productive, and at bedtime, I sleep pain-free. A word of caution; be sitting on the side of your bed when you take your last dose. It acts fast! I highly recommend Ancient Essentials Full Spectrum CBD Oil. It's the only CBD oil that gave me relief the very first time I used it."
- *J. L. Raleigh, NC*

**Why Ancient Essentials**
At Ancient Essentials 100% of the hemp we use to make our superior CBD products is grown in greenhouses, in North Carolina, using organic peat rich potting soil that our supplier has been making for the last 25 years. Not only is Carolina Hemp the only company in the US growing 100% of their hemp in greenhouses, the hemp is handcrafted so they are different than the large mass producers in Colorado and California, and that makes our CBD products different from the ones being mass produced. We have the whole market on the Eastern Seaboard to develop. The fact that we are "local" to the East is a very compelling aspect to the States in our close proximity. The biomass from a greenhouse can be produced weekly while companies that grow their hemp in fields can only produce their biomass yearly, so our products are made with the freshest biomass available.

 

Carolina Greenhouses is a vertical company, so they have total control over all phases of growth and product development of their hemp, while we at Ancient Essentials have total control over marketing and distribution. We are so proud to be the distributers of some of the best CBD products made in the US, and our synergetic collaboration with Carolina Greenhouses/Carolina Hemp makes this possible. We believe they grow the best hemp on the market and we distribute the best CBD products on the market. They provide the raw materials and we work closely with them to create and constantly develop new and different products, allowing us to continually grow and perfect our product offering.

We are on a path of slow and steady growth. There are a lot of CBD companies out there that are over exposed and over extended. Over the next 3 years our growth potential is substantial, as we are just now starting to expand. Another advantage of being new is that we have very low overhead. This is also the advantage of being the distributers and not the growers of the hemp. We only buy what we need and can service our markets and grow our business with very few employees.

**Our strategy and target market**
The investments that we get from Fundopolis will go towards our marketing budget (digital, print and radio) and sponsorships of and affiliations with various medical associations and chiropractic associations throughout the United States. We are going to target the Naturopathic industry and its doctors. This is a field that has yet to be targeted by other CBD companies. This will allow us to quickly be in contact with many physicians and chiropractors versus trying to contact them one at a time. Our goal is to be their "go to" brand and create a large client base and loyal following.

We are concentrating on high level clients such as Physician's Offices, Independent Pharmacies, and Chiropractors. CBD products can really be excellent treatment options to traditional medicines like anti -inflammatory drugs, opioids, other pain medications, and blood pressure medications, and it is always more convincing to patients if they can get CBD from their medical professional such as their physician or pharmacist.
There is already one prescription medication made from CBD to help with Epilepsy. Epidiolex and valproic acid are both used to treat epilepsy (a disorder that causes seizures).

This is only the beginning of the drugs to be made with CBD. There are many research trials going on now and many more will be conducted once the FDA establishes the regulations regarding hemp and CBD. It is also only the beginning of physicians and pharmacists recommending CBD to their patients. In other words, the future is wide open for CBD use and the CBD business!

**Possible Challenges**
Although we are confident in the success of our business, there are always challenges that we need to be aware of. The first potential challenge is the over saturation of the CBD market. There are many, many brands out there, so it can be hard to be seen among the masses. We, however, believe that our product has aspects that separate us from the rest, specifically using 100% greenhouse grown hemp. No one else is doing that. Some companies may grow some of their hemp in greenhouses but most companies grow a majority of their hemp in fields.

The second potential challenge is that some larger companies have stronger economic backing that could give them the advantage in marketing and distribution. Here again, we believe that our concentrated and specific strategy to market to and sponsor various medical groups will able us to have the greatest exposure at the lowest cost.

The third challenge is unforeseen economic factors. Today, that would be the Coronavirus. This is a phenomenon that is changing the world, but here too we believe we can turn this into a positive situation, as our products can be really helpful for anxiety and sleeplessness being created by this unsettling and scary time.

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 Our Terms ⌃

## Revenue Share
Security Type

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Perks are provided at the investment levels indicated below.

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Additional Terms (SEC Filing)

**$100**
Minimum Investment

**1.75x**
Payback Multiple

**8.0%**
Revenue Share ⓘ

**Annually**
Payment Frequency

**5 years**
Maturity ⓘ



**Perk calculator**

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$100

**Basic Package**
1. AE gift items
2. $25 gift card
3. 10% discount

Invest $100

## Benefits & Perks

| | | |
|---|---|---|
| $100 | **Basic Package** | |
| | 1. **AE gift items** Every investor will receive a shopping bag and their choice of either a hat or a t-shirt. | |
| | 2. **$25 gift card** $25 gift card for investment of $100 or more | Read less |
| | 3. **10% discount** Investors who invest $100 or more receive a 10% on all purchases | |

| | | |
|---|---|---|
| $200 | **Basic Plus Package** | |
| | 1. **$25 gift card** $25 gift card for investment of $100 or more | |
| | 2. **AE gift items** Every investor will receive a shopping bag and their choice of either a hat or a t-shirt. | Read less |
| | 3. **25% discount** investors who give $100 or more will receive a 25% discount on all their purchases. | Read less |

| | | |
|---|---|---|
| $300 | **Standard Package** | |
| | 1. **AE gift items** Every investor will receive a shopping bag and their choice of either a hat or a t-shirt. | |
| | 2. **$50 gift card** Anyone who invest $300 or more will receive a $50 gift card | Read less |
| | 3. **25% discount** investors who give $100 or more will receive a 25% discount on all their purchases. | Read less |

| | | |
|---|---|---|
| $500 | **Standard Plus Package** | |
| | 1. **AE gift items** Every investor will receive a shopping bag and their choice of either a hat or a t-shirt. | |
| | 2. **$50 gift card** Anyone who invest $300 or more will receive a $50 gift card | Read less |
| | 3. **35% discount** Investors who invest $500 or more will receive a 35% discount on all their purchases. | Read less |

| | | |
|---|---|---|
| $1,000 | **Premium Package** | |
| | 1. **AE gift items** Every investor will receive a shopping bag and their choice of either a hat or a t-shirt. | |
| | 2. **$75 gift card** Investors who invest $1000 or more will receive a $75 gift card | Read less |
| | 3. **40% discount** Investors who invest $1000 or more will receive a 40% discount | |

$5,000

**Enterprise Package**

1. **45% discount** Investors who invest $5000 or more will receive 45% off all their purchases.
2. **AE gift items** Every investor will receive a shopping bag and their choice of either a hat or a t-shirt.
3. **Facility Visit and Voucher** Anyone who invests $5000 or more will have a $500 voucher toward a visit to our facility plus 40% discount on all our products purchased.
4. **$100 gift card** Investors who invest $5000 or more will receive a $100 gift card

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## Our Milestones



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2019 | 2020

**The Beginning**
We officially started our brand Ancient Essentials.
Sep 1st

**Distribution Begins**
We got our first orders.
Sep 25th

**We are on our way to success.**
The first month we made a profit.
Feb 29th

**Overcoming The Corona Pandemic**
To get back into business after the Corona Virus.
May 15th

**Mission Accomplished**
Finishing our Raise so as to stat our aggressive marketing campaign.
Jun 30th

**Diffusion among Naturopaths accomplished**
Begin our sponsorship campaign for the Naturopathic Physician's industry
Sep 1st

## FAQ

Q: What is the competitive landscape?

A: The CBD industry is very competitive at the moment due to the vast numbers of companies producing CBD products. We believe that this oversaturation of the market will soon be mitigated by the fact that the FDA will inplement regulations and many brands that are producing substandard products will be driven out of the market.

Q: Why did you choose your location?

A: Our parent company who constructs greenhouses and cultivates our hemp is from Kinston, NC and they have been in this location for over 30 years.

Our offices are located in Winterville, NC where our owner currently has his office where he has been for the last 15 years.

We are all from NC, and we want to support our State.

Q: When will the company see revenue?

A: We have projected to see revenue by the end of 2020. We believe this is a reaslistic goal based on the investments that we hope to receive through this crowdfunding portal.

We should be profitable based on sales due to growth and marketing by the end of the second quarter of 2021.

Q: What are our future plans?

A: Our goal is to go from a "baby brand" to a "go to" brand over the course of the next three years. Our strategy is to penetrate several sectors of the medical industry.

Naturopathic Physicians
Chiropractors
Pain Specialists
Pharmacies/Pharmacists

If we establish ourselves within these fields, we are confident of strong and steady growth and consolidation of our clients.

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